NewsGurus.com, Inc.

5774 Deadpine Drive, Kelowna BC, Canada V1P 1A3 Ph 250-765-6424 Fax 250-765-4408

December 03, 2001.

Dear Shareholder of NewsGurus.com Inc,

All investors realize that the past year has been exceptionally tumultuous with regards to the equity markets. Many of the past year's events were unprecedented and impossible to forecast. These events, including the difficult funding environment, the September terrorist acts, and others, have forced the management and directors of NewsGurus to consider all options.

Management has decided that it is in the best interests of the company and its shareholders to pursue new opportunities within the security sector. NewsGurus.com Inc. has held informal discussions with certain companies and individuals regarding opportunities since August, 2001. These discussions have taken a greater urgency more recently.

Management has identified and is pursuing specific options that we believe could increase shareholder value. Due to the competitive marketplace we believe we need to act as soon as possible. We ask that you return at your earliest convenience, by fax and/or return mail, the attached proxy that will give us the flexibility, should we require it, to move forward quickly in pursuit of these opportunities.

This is an important development for your company and we ask, through your proxy, for your approval to take action as deemed necessary.

Kindest regards,

Chris Bunka

President,

NewsGurus.com, Inc.